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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              TGC INDUSTRIES, INC.
                                (Name of Issuer)

                   8-1/2% SENIOR CONVERTIBLE PREFERRED STOCK
                                       AND
                  COMMON STOCK (NEW), $.30 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                    872417308
                                 (CUSIP Number)

  RICHARD E. BLOHM, JR. 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
                                 (713) 739-6500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 with a copy to:

     DARRYL M. BURMAN, 1900 W. LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027

                               FEBRUARY 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP NO. 872417308                   13D                            PAGE 2 OF 7

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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON: WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [ ]   (b)  [ ]

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3.       SEC USE ONLY:

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4.       SOURCE OF FUNDS

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
         TO ITEMS 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.     SOLE VOTING POWER:            -0-
          8.     SHARED VOTING POWER:          3,041,568
          9.     SOLE DISPOSITIVE POWER:       -0-
         10.     SHARED DISPOSITIVE POWER:     3,041,568

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,024,264 shares of 8.5% Senior Convertible Preferred Stock (convertible 1:1)
         17,304 shares of Common Stock for a total of 3,041,568 Common Shares if fully converted

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         31.3% of Common Stock on a fully converted, fully diluted basis

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14.      TYPE OF REPORTING PERSON:
         OO: Limited Liability Company

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CUSIP NO. 872417308                   13D                            PAGE 3 OF 7

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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:
         Issam M. Fares

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [ ]    (b) [ ]

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3.       SEC USE ONLY:

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4.       SOURCE OF FUNDS

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Lebanon

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.     SOLE VOTING POWER:         -0-
          8.     SHARED VOTING POWER:       3,041,568
          9.     SOLE DISPOSITIVE POWER:    -0-
         10.     SHARED DISPOSITIVE POWER:  3,041,568

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,024,264 shares of 8.5% Senior Convertible Preferred Stock (convertible 1:1)
         17,304 shares of Common Stock for a total of 3,041,568 Common Shares if fully converted

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         31.3% of Common Stock on a fully converted, fully diluted basis

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14.      TYPE OF REPORTING PERSON:
         IN

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CUSIP NO. 872417308                   13D                            PAGE 4 OF 7

ITEM 1. SECURITY AND ISSUER.

         8-1/2% Convertible Subordinated Debenture, Series B, due December 1, 2009, as subsequently converted into 8.5% Senior convertible Preferred Stock ("Preferred Stock"), which are convertible at the election of Wedge Energy Services, LLC into shares of Common Stock of TGC Industries, Inc., the president of which is Wayne Whitener, and his principal place of business is located at 1304 Summit Avenue, Suite 2, Plano, Texas 75074. All information herein with respect to TGC Industries, Inc., a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by:

         WEDGE Energy Services, L.L.C., a Texas limited liability company ("WEDGE"), and Mr. Issam M. Fares, an individual ("Fares" and, together with WEDGE, the "Reporting Persons").

         The address of the principal place of business for WEDGE is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002; and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares is a citizen of the country of Lebanon.

         Mr. James M. Tidwell, is Vice President of WEDGE and also serves on the Board of Directors. Mr. Blohm is the Secretary of WEDGE and also serves on the Board of Directors. The filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Tidwell or Mr. Blohm is, for the purposes of
Section 13(b) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Statement.

         Neither WEDGE nor Mr. Fares, to the knowledge of Mr. Tidwell or Mr. Blohm, has been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Since Mr. Fares resides outside of the United States, he has requested WEDGE Group Incorporated, a corporation organized under the laws of the state of Delaware ("WGI"), to advise the Reporting Persons with respect to acquisition, holding, voting and disposition strategies regarding the Common Stock of the Issuer. Mr. Fares is the ultimate beneficial owner of all of the outstanding ownership interests of each of WEDGE and WGI. The address of the principal business office of WGI is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002. Additionally, WEDGE is an affiliate of WGI. The filing of this Statement on Schedule 13D shall not be construed

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CUSIP NO. 872417308                   13D                            PAGE 5 OF 7

as an admission that WGI is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons have entered into several Preferred Stock Purchase Agreements and several Escrow Agreements for the aggregated sale of 100% of their 8.5% Senior Convertible Preferred Stock to certain unrelated individuals (as reflected on Exhibit 7(d) attached hereto) for a combined, aggregate consideration of $1,602,859.92 to be paid by said individuals from sources unknown to the Reporting Persons. The forms of the Preferred Stock Purchase Agreements and the Escrow Agreements containing all terms of the transaction described herein are attached hereto as Exhibits 7(a) and 7(b).

         Concurrent with the transaction reflected above, the Reporting Persons have entered into a Financial Services Agreement with Barrett Gardner Associates, Inc. In addition to a cash payment, the consideration to be paid by the Reporting Persons for the services received includes 17,304 shares of the Common Stock of the Issuer which represents 100% of the Reporting Persons holdings in Common Stock of the Issuer. The Common Stock will be transferred through the same escrow account arrangement as the preferred securities transaction described in the preceding paragraph. A copy of the Financial Services Agreement is attached hereto as Exhibit 7(c).

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons have entered into several Preferred Stock Purchase Agreements and several Escrow Agreements for the aggregated sale of 100% of their 8.5% Senior Convertible Preferred Stock to certain unrelated individuals (as reflected on Exhibit 7(d) attached hereto) for a combined, aggregate consideration of $1,602,859.92 to be paid by said individuals from sources unknown to the Reporting Persons. The forms of the Preferred Stock Purchase Agreements and the Escrow Agreements containing all terms of the transaction described herein are attached hereto as Exhibits 7(a) and 7(b).

         Concurrent with the transaction reflected above, the Reporting Persons have entered into a Financial Services Agreement with Barrett Gardner Associates, Inc. In addition to a cash payment, the consideration to be paid by the Reporting Persons for the services received includes 17,304 shares of the Common Stock of the Issuer which represents 100% of the Reporting Persons holdings in Common Stock of the Issuer. The Common Stock will be transferred through the same escrow account arrangement as the preferred securities transaction described in the preceding paragraph. A copy of the Financial Services Agreement is attached hereto as Exhibit 7(c).

         The Reporting Persons intend to sell their entire investment of Common Stock and Preferred Stock in the Issuer.

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CUSIP NO. 872417308                   13D                            PAGE 6 OF 7

         The Preferred Stock is being sold at $0.53 per share and carries certain rights and preferences as described in the 8.5% Convertible Subordinated Debenture Agreement, Series B. However, by agreement with the Issuer, the purchasers in this transaction may not acquire all of the rights and preferences held by the Reporting Persons.

         Following the transaction, certain of the purchasers may own or control, in combination with their existing ownership of Securities of the Issuer, greater than five percent (5%) of the outstanding Common Stock of the Issuer on a fully converted, fully diluted basis.

         While the Reporting Persons have no present intent to make future investments in the Issuer, nothing herein shall be construed to limit or restrict the Reporting Persons in the event such intent would change in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         In the aggregate, following the sale of the Preferred Stock and the transfer of the Common Stock, the Reporting Persons will have no ownership of any type in the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The form of the Preferred Stock Purchase Agreement and Financial Services Agreement are attached as Exhibits 7(a) and 7(c). Following the closing of the transaction reported herein, the Reporting Persons shall have no further ownership interests in the Issuer and no contractual rights or obligations with the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Form of the Preferred Stock Purchase Agreement

         (b)      Form of the Escrow Agreement

         (c)      Financial Services Agreement

         (d)      Schedule of Purchasers

         (e)      Power of Attorney from Issam M. Fares

         (f)      Joint Filing Agreement

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CUSIP NO. 872417308                   13D                            PAGE 7 OF 7

SIGNATURES

         After reasonable inquiry and to the best of signatories' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      WEDGE ENERGY SERVICES, L.L.C.

February 17, 2004                     /s/ James M. Tidwell
-----------------------               ------------------------------------------
         Date                         Name: James M. Tidwell
                                      Title: Vice President

                                      ISSAM M. FARES

February 17, 2004                     By: /s/ Richard E. Blohm, Jr.
-----------------------                  ---------------------------------------
         Date                             Richard E. Blohm, Jr.
                                          Attorney-In-Fact

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                                 EXHIBIT INDEX

         (a)      Form of the Preferred Stock Purchase Agreement

         (b)      Form of the Escrow Agreement

         (c)      Financial Services Agreement

         (d)      Schedule of Purchasers

         (e)      Power of Attorney from Issam M. Fares

         (f)      Joint Filing Agreement